

Mail Stop 3561

September 29, 2008

Mr. Bryan Chance
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Renewal Fuels, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 18, 2008**
> **Response Letter Dated September 25, 2008**
> **File No. 000-30172**

Dear Mr. Chance:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

December 31, 2007 Form 10-KSB/A

Item 8T. Management's Report of Internal Control over Financial Reporting, page 3

1. We note your management has determined that you have *at least* one material weakness, which implies that your assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has not been completed. Please confirm to us that you have completed your assessment. If your assessment has been completed, revise your disclosure to both reflect your conclusion and remove the *at least* qualification to describe all material weaknesses you have identified.

Section 302 Certification, Exhibit 31.1

2. Please revise the introductory language in paragraph 4 to include the reference to internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d015(f)), as required by Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures

Disclosure Controls and Procedures

3. We note in the first paragraph of the proposed disclosure in your response letter dated September 25, 2008, that your management evaluated and concluded on both your disclosure controls and procedures and internal control over financial reporting. Pursuant to Item 308T of Regulation S-K, management is only required to assess its internal control over financial reporting on an annual basis. If management has evaluated and concluded on internal control over financial reporting as of both March 31 and June 30, 2008, please include all of the required disclosures under a separately labeled heading. On the other hand, if the evaluation was not performed as of each quarter-end, remove the disclosure regarding management's assessment of internal control over financial reporting.

Section 302 Certification, Exhibit 31.1

4. Please revise the introductory language in paragraph 4 of your March 31 and June 30, 2008 Certifications to conform with the specific requirements of Item 601(b)(31) of Regulation S-K. As such, remove the reference to Mr. Chance working with your auditor and internal personnel since joining the registrant on April 15, 2008.

Section 906 Certification, Exhibit 32.2

5. Please revise the May 15, 2008 date in the first sentence of your March 31 and June 30, 2008 Certifications to reflect the filing date of each respective Form 10-Q (Amendment No. 1).

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief